Exhibit 7

Computation of ratio of earnings to fixed charges (unaudited)

	$ million, except ratios
	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from joint ventures and associates(a)	4,673	(4,255)	(11,382)	1,578	27,032
Fixed charges	2,960	2,704	2,689	2,924	3,021
Amortization of capitalized interest	219	186	298	327	226
Distributed income of joint ventures and associates	1,253	1,105	1,614	1,911	1,391
Interest capitalized	(297)	(244)	(179)	(185)	(238)
Preference dividend requirements, gross of tax(b)	(3)	—	(2)	(2)	(2)
Income of non-controlling interests not incurring fixed charges	(14)	(14)	(25)	(2)	—
Total earnings available for fixed charges	8,791	(518)	(6,987)	6,551	31,430

Fixed charges:
Interest expensed	1,421	977	886	840	844
Interest capitalized	297	244	179	185	238
Rental expense representative of interest	1,239	1,483	1,622	1,897	1,937
Preference dividend requirements, gross of tax(b)	3	—	2	2	2
Total fixed charges	2,960	2,704	2,689	2,924	3,021

Ratio of earnings to fixed charges	3.0	—	—	2.2	10.4

Deficiency of earnings to fixed charges	—	(3,222)	(9,676)	—	—

(a)
2017 includes a pre-tax charge of $3,180 million (2016 $7,134 million pre-tax charge, 2015 $11,956 million pre-tax charge, 2014 $819 million pre-tax charge and 2013 $469 million pre-tax charge) relating to the Gulf of Mexico oil spill.

(b)
Preference dividend requirements are determined by grossing up using the group’s effective tax rate, except in periods when the group’s effective tax rate exceeds 100%, in which case zero is disclosed.

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